 Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 22 DATED FEBRUARY 14, 2018
TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

 The purpose of this supplement is to:

Update our potential investments.

Potential Investment

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

Potential Investment

2395 29th Avenue – San Francisco, CA

There is a reasonable probability that we may acquire from Realty Mogul Commercial Capital, Co. (“RMCC”) a $4,750,000 first mortgage loan (the “2395 29th Avenue Loan”) for the property located at 2395 29th Avenue, San Francisco, California (the “Property”). If we choose to acquire the 2395 29th Avenue Loan, we will pay RMCC $4,750,000, which represents (i) the principal amount and (ii) any accrued but unpaid interest on the 2395 29th Avenue Loan. RMCC would keep any principal payments it has received since making the investment and any interest payments it has received until the date we acquire the investment.  The 2395 29th Avenue Loan, an interest-only loan, has an annual fixed interest rate of 8.00% and is secured by the Property.  The Property is an 11,448 square foot multifamily/mixed use asset that features 11 rent-controlled units, two ground-floor retail spaces, five enclosed parking garage units and two rooftop cellular antenna leases.

The borrower is a San Francisco-based real estate investment and development company focused on value-add real estate opportunities, specifically on multifamily residential and mixed-use development and investment in primary urban centers in the Bay Area.